The information contained in this preliminary prospectus supplement no. 2 and related preliminary prospectus supplement and prospectus relates to an effective registration statement under the Securities Act of 1933 and is subject to change. This preliminary prospectus supplement no. 2 and related preliminary prospectus supplement and prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(3)
File No. 333-139889

SUBJECT TO COMPLETION, DATED JANUARY 18, 2007

PRELIMINARY PROSPECTUS SUPPLEMENT NO. 2

(To Prospectus Dated January 10, 2007)

RAIT FINANCIAL TRUST

10,000,000 Common Shares

of Beneficial Interest

We are supplementing the preliminary prospectus supplement dated January 10, 2007 with respect to the offering of 10,000,000 of our common shares of beneficial interest, or common shares. This preliminary prospectus supplement no. 2 is being filed to include the information set forth under the captions “Supplemental Information,” “Use of Proceeds” and “Capitalization” below. As more fully discussed in “Supplemental Information”, we have increased the number of common shares we are offering. In addition, at our request, certain of the underwriters have reserved up to 100,000 common shares for sale to our employees, officers and trustees at a price per share equal to the public offering price less the underwriting discount.

This preliminary prospectus supplement no. 2 supplements information contained in the prospectus dated January 10, 2007, as supplemented by the preliminary prospectus supplement dated January 10, 2007, and should be read in conjunction with that prospectus and that preliminary prospectus supplement. This preliminary prospectus supplement no. 2 is qualified by reference to the prospectus dated January 10, 2007 and the preliminary prospectus supplement dated January 10, 2007, except to the extent the information in this preliminary prospectus supplement no. 2 updates or supersedes the information contained in that prospectus and that preliminary prospectus supplement.

You should read the sections entitled “Risk Factors” incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 2005, our subsequent Quarterly Reports on Form 10-Q and our Current Report on Form 8-K filed January 10, 2007 for a discussion of factors you should consider before buying our common shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

FRIEDMAN BILLINGS RAMSEY	BEAR, STEARNS & CO. INC.

UBS INVESTMENT BANK
RBC CAPITAL MARKETS
KEYBANC CAPITAL MARKETS
STIFEL NICOLAUS
BMO CAPITAL MARKETS

The date of this prospectus supplement is January         , 2007

SUPPLEMENTAL INFORMATION

We are increasing the number of common shares we are offering to 10,000,000 common shares from the 8,250,000 common shares disclosed in the preliminary prospectus supplement dated January 10, 2007. The number of common shares to be outstanding after this offering will be 62,157,909.

We have granted the underwriters an option exercisable within 30 days of the date of this prospectus supplement to purchase up to an additional 1,500,000 common shares at the public offering price, less the underwriting discount, solely to cover over-allotments, if any. If the underwriters exercise their over-allotment option in full, the number of common shares offered in this offering would be 11,500,000 common shares and the number of common shares to be outstanding after this offering would be 63,657,909.

At our request, certain of the underwriters have reserved up to 100,000 common shares for sale to our employees, officers and trustees at a price per share equal to the public offering price less the underwriting discount. No underwriting discounts and commissions will be paid upon these common shares. We do not know if these persons will choose to purchase all or any portion of these reserved common shares, but any purchases they do make will reduce the number of common shares available to the general public. Any common shares not so purchased will be offered by the underwriters to the general public on the same basis as the other common shares offered in this offering.

USE OF PROCEEDS

The net proceeds from the sale of our common shares in this offering will be approximately $327.6 million after deducting an assumed underwriting discount of $2.10 per share and the estimated expenses of the offering and assuming a public offering price of $35.06 per share, the last reported sale price of our common shares on the New York Stock Exchange on January 17, 2007. We expect to use a portion of these net proceeds to repay a portion of the outstanding indebtedness under repurchase agreements maintained by Taberna Realty Finance Trust, or Taberna, one of our subsidiaries, and to use the remainder for general trust purposes.

The following table summarizes our indebtedness under these repurchase agreements as of December 31, 2006:

Description	Principal	Interest Rate Terms	Current Weighted-Average Interest Rate	Contractual Maturity
	(dollars in thousands) (unaudited)

Repurchase agreements	$319,512	5.4% to 6.3%	5.6%	January 2007

CAPITALIZATION

The following table sets forth our actual capitalization as of September 30, 2006, as adjusted to reflect:

•	the sale of 10,000,000 common shares in this offering for estimated net proceeds of $327.6 million after deducting an assumed underwriting discount of $2.10 per share and estimated offering expenses and assuming a public offering price of $35.06 per share, the last reported sale price of common shares on the New York Stock Exchange on January 17, 2007;

•	the issuance in the fourth quarter of 2006 of 23,904,388 common shares, including unvested restricted shares that will continue to vest and fractional shares paid in cash, in connection with our merger with Taberna;

•	the issuance of $818.0 million of investment grade notes through a long-term secured CDO financing structure, referred to as RAIT CRE CDO I, Ltd.;

•	the issuance in the fourth quarter of 2006 of 7,826 common shares pursuant to our dividend reinvestment and share purchase plan, the issuance in the same period of 14,750 common shares pursuant to the redemption of phantom shares and phantom units and option exercises under our equity compensation plan and the issuance in the same period of 69,422 common shares pursuant to the supplemental executive retirement plan of our chairman; and

•	the assumed repayment of $304.4 million of repurchase agreement indebtedness outstanding at September 30, 2006.

	Actual	Pro Forma(1)	Pro Forma As Adjusted(1)(2)
	(in thousands, except share data)
Total indebtedness	$583,637	$9,258,654	$9,292,650
Minority interest and preferred shares	447	112,045	112,045
Shareholders’ equity:
Preferred shares, $.01 par value; 25,000,000 shares authorized;
7.75% Series A cumulative redeemable preferred shares, liquidation preference $25.00 per share; 2,760,000 shares issued and outstanding (actual and as adjusted)	28	28	28
8.375% Series B cumulative redeemable preferred shares, liquidation preference $25.00 per share; 2,258,300 shares issued and outstanding (actual and as adjusted)	23	23	23
Common shares, $.01 par value; 200,000,000 shares authorized; 28,155,105 shares issued and outstanding (actual); 52,053,490 shares issued and outstanding (pro forma); 62,145,488 shares issued and outstanding (as adjusted)(3)	282	515	616
Additional paid-in capital	607,072	1,217,197	1,547,460
Accumulated other comprehensive loss	(1,205)	(1,205)	(1,205)
Retained earnings	6,305	6,305	6,305

Total shareholders’ equity	612,505	1,222,863	1,553,227

Total capitalization	$1,196,589	$10,593,562	$10,957,922

(1)	Pro forma financial data include the effects of the completed merger with Taberna. For more information, refer to the pro forma consolidated financial statements filed in our Current Report on Form 8-K/A filed January 4, 2007 and incorporated by reference into this prospectus supplement.
(2)	Adjusted to reflect the net proceeds of this offering assuming a public offering price of $35.06 per share, the last reported sale price of our common shares on the New York Stock Exchange on January 17, 2007, after deducting an assumed underwriting discount of $2.10 per share and expenses of this offering payable by us, which we estimate to be $2.0 million.
(3)	Assumes no exercise of the underwriters’ over-allotment option to purchase up to an additional 1,500,000 common shares, and excludes 1,709,210 common shares reserved for issuance under our equity compensation plan and 775,007 common shares reserved for issuance under our dividend reinvestment and share purchase plan.

2